EXHIBIT 1

Board Meeting April 22, 2010

Section I Poor Governance Structure
Section II Current Governance Crisis
Section III Negative Impact on Shareholders
Section IV Recommendations to Reclaim Shareholder Value
Appendix A Discovery’s Letter to the Board of Directors Re: Rebuffing Offers (March 4, 2010)
Appendix B Discovery’s 14(a)-8 Shareholder Proposal Re: Board Declassification (February 1, 2010)
Appendix C Discovery’s Letter to the Board of Directors Re: 2009 Shareholder Meeting Results (July 23, 2009)
Appendix D Discovery’s 14(a)-8 Shareholder Proposal Re: Poison Pill (January 28, 2009)
Appendix E Discovery’s Letter to the Board of Directors Re: Negative Response to Brightpoint (July 8, 2008)
TABLE OF CONTENTS

Section I Poor Governance Structure

Chairman and Chief Executive Officer vested in one person, the largest shareholder
Staggered Board
Plurality Voting
Low Director Ownership of TESS Stock
 “A business corporation’s core objective is to create and increase wealth for its shareholders.”
Corporate Director’s Guidebook, Fifth Edition, Committee on Corporate Laws, American Bar Association.
Poor Governance Structure

Poor Governance Structure (Continued)
Chairman and Chief Executive Officer vested in one person, the largest shareholder
According to the Millstein Center for Corporate Governance and Performance, Yale School of Management, the number of non-executive chairmen at companies in North America has been increasing year by year. Recent figures, according to the 2008 Spencer Stuart Board Index1, indicate that the last decade has seen a growing trend in separating the roles of the
Chief Executive Officer (CEO) and the Chairman of the Board
Current data shows in 2008 as many as 39% of S&P 500 companies appoint someone other than the CEO to chair the
Board, a significant increase from the 16% in 1998
The arguments for separating the roles of chair and CEO are clear. In governance as in government, splitting the roles is ideologically consistent with the view that a system of checks and balances is the best protection against unrestrained power.2 The combination of the roles of chair and CEO is inconsistent with the notion that the Board is to act at all times independently, and at times critically, of the CEO
1 The Spencer Stuart Board Index is an annual study that examines the state of corporate governance among the S&P 500. The 2008 index looks at how boards have changed in the past 10 years.
Among other findings, a key takeaway in the 23rd edition is the increased independence and changing makeup of today’s S&P 500 board.
2 Ira M. Millstein, The Two-Headed UK Model Could Work Here, With Fine-Tuning, 6 Corporate Board Member 62 (Mar./Apr. 2003); David W. Anderson, The Chair and CEO: Two Leaders, One
Vision? ICD Director, 126, June 2006, pp. 28-30.

Poor Governance Structure (Continued)
Staggered Board
RiskMetrics states that “directors should be accountable to shareholders on an annual basis.” It argues that “the only real motive for Board classification is to make it more difficult to change control of the Board.”
RiskMetrics also states: “A classified Board can (1) delay a takeover desired by shareholders but opposed by management, and (2) prevent bidders from even approaching a target company if they do not want to wait more than a year to gain majority control. Shareholders lose in both cases, and management has less incentive to keep shares fully valued if the directors’ Board seats are secure.”3
In the last decade, the move away from classified Boards has accelerated. According to Georgeson and Sharkrepellent.net, the percentage of S&P 500 companies with classified Boards has dropped from 60.4% in 1999 to 32.2% in 2009.
Clearly, best-of-class companies are embracing improved shareholder rights and protections
3 RiskMetrics 2009 US Voting Manual.

Poor Governance Structure (Continued)
Plurality Voting
Director nominees that obtain the most votes win election to the Board, even if they fail to obtain a majority
Plurality voting goes against best-practice governance by insulating the directors and management from the consequences of poor stewardship
The push for majority-voting rules is being driven by institutional investors, and the media has brought more focus to it as it is an important trend in shareholder rights
According to RiskMetrics’ 2009 Proxy Season Scorecard, of the 51 shareholder proposals to require a majority vote to elect directors, the average shareholder support was 58%, which is up from 51% in 2008
RiskMetrics’ policy is to vote FOR resolutions requesting that the Board change the company’s bylaws to require majority-voting of directors

Poor Governance Structure (Continued)
Low Director Ownership of TESS Stock
The most current SEC filings indicate that non-management directors have beneficial ownership in 5.3% of the outstanding TESSCO shares
Excluding equity securities that directors were granted, the ownership level of non-management directors is not even 1%
The best interests of shareholders are not closely aligned with the Board when such insignificant ownership positions are held in non-management directors’ personal accounts
Even more discouraging, the ownership level would be higher except that many of the directors have sold vested equity awards in the past

Section II Current Governance Crisis

Rebuffing Takeover Overtures
Adopting Poison Pill
Raising Barriers to Special Shareholder Meetings
Failure to Hold Management Accountable for Inferior Financial Performance
Excess Compensation to Management and Directors
Employing Family Members of the Chief Executive Officer
Current Governance Crisis

Current Governance Crisis (Continued)
Rebuffing Takeover Overtures
Brightpoint is clearly interested in an acquisition of TESSCO as evidenced by their November 19, 2007 filing that disclosed the purchase of 470,000 shares, which was 9.1% of the outstanding TESSCO common stock
Several other strategic parties are interested in pursuing an acquisition of TESSCO
A large number of private equity firms have considered pursuing a going-private transaction for TESSCO
We know of this interest level because many of these parties have identified Discovery as the largest independent shareholder and called us to express their interest directly
Virtually all potential suitors have expressed great frustration about not being able to get a sincere response from Mr.
Barnhill

Current Governance Crisis (Continued)
Adopting Poison Pill
In direct response to Brightpoint’s acquisition of 9.1% of the outstanding TESSCO shares, the Board adopted a Poison Pill
The adoption of the Poison Pill was a clear signal to Brightpoint and all market constituents that the Board was not open to being acquired
We submitted a 14(a)-8 shareholder proposal for the 2009 meeting because we believed shareholders would want to dismantle the Poison Pill as a barrier to a transaction
Our proposal received an overwhelming 75% of the votes cast by non-management shareholders as well as an endorsement from RiskMetrics, the leading proxy advisory firm. Yet the Board ignored the shareholder’s directive and maintains this antiquated anti-takeover mechanism
At present only 28% of the companies in the S&P 500 have Poison Pills and that number is in decline

Current Governance Crisis (Continued)
Raising Barriers to Special Shareholder Meetings
An additional action the Board took to protect it from Brightpoint was to raise the threshold number of shareholders required to call a special meeting from 25% to 50%
In order to implement such a material change to corporate governance the Board members should have put it to vote for all shareholders
A defensive maneuver like this is not supported by RiskMetrics, as they vote AGAINST proposals to restrict or prohibit shareholder ability to call special meetings and vote FOR proposals that remove restrictions on the right of shareholders to act independently of management
Recent articles in the Wall Street Journal have highlighted an upsurge in U.S. companies removing hurdles for shareholders to call a special meeting

Current Governance Crisis (Continued)
Failure to Hold Management Accountable for Inferior Financial Performance
In 2005 Mr. Barnhill had an operating plan that called for improving operating margins to 4-5% and doubling earnings per share every year for five years. The string of operating margins from 2005 to 2009 turned out to be; 2.0%, 1.8%,
2.5%, 1.6%, 2.3%. The 2005 earnings per share was $0.92 and the 2009 earnings per share was $1.26
Clearly management’s performance was woefully short of plan. Yet from 2005 to 2009 the top five executives received aggregate compensation as follows: $2.3mm, $2.6mm, $4.1mm, $3.3mm, $3.7mm, respectively. A grand total of $16.1 million
The same top five executives that oversaw the execution of the failed 2005 operating plan are all still in their respective positions leading the Company today
It is common practice among entrenched management teams to have an operating plan, often grandiose in scope, which can be used to defend against unwanted takeover inquires
Disregarding the clear history of underperformance, and accepting management’s newest operating plan, at the expense of legitimate strategic alternatives compromises the Board’s fiduciary duty to shareholders

Current Governance Crisis (Continued)
Excess Compensation to Management and Directors
Total compensation for Mr. Barnhill shown in last year’s proxy statement was $1.6 million, which we consider egregiously higher than the median CEO compensation of $625,000 for public companies in TESSCO’s 8th decile size range
Mr. Barnhill is a steady seller of TESSCO stock, which puts pressure on an already illiquid market and destabilizes investor confidence in the Company, yet his ownership stake is regularly replenished through equity securities given to him by the Board
Shareholders are not well served having their ownership positions diluted by giving equity to executives that are only interested in selling the stock
Employing Family Members of the Chief Executive Officer
As reported in the 2008 proxy statement, the Company employed Mr. Barnhill’s wife and son, which many view as questionable business practice
Another of Mr. Barnhill’s son is employed by an architecture firm that billed the Company $182,514 for future facilities planning and design services rendered during fiscal year 2007

Section III Negative Impact on Shareholders

Significantly depressed Company valuation
Poor governance thwarts analyst coverage and institutional investor interest
Premium valuation from potential suitors are rebuffed
Negative Impact on Shareholders
Chart for TESSCO Technologies Inc. (TESS)

Negative Impact on Shareholders (Continued)
Valuation analysis per Discovery’s March 4, 2010 filing
Average LTM EBITDA Multiple: 6.0x
Standard Deviation: 2.3x
+ 1 / - 1 Standard Deviation: 3.7x – 8.3x
Tessco's Historical Enterprise Value / LTM EBITDA Valuation Multiple: 1999-2009
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Tessco's Historical Enterprise Value / LTM EBITDA Valuation Multiple: 1999-2009
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Negative Impact on Shareholders (Continued)
Public Market / Equity Research: $14.00 - $21.96
3-Month Trading Range: $14.00 - $21.96 EV: $68 - $111 million
2-Year Trading Range: $5.56 - $21.96
William Blair: Hold at $18.20 (Jan-10)
Comparable Public Companies: $30.60 - $36.00
8.0x - 9.5x F2010 EBITDA EV: $155 - $184 million
10.0x - 12.0x F2010 EBIT $30.20 - $35.90
EV: $153 - $183 million
Comparable M&A Transactions: $34.20 - $39.60
9.0x - 10.5x F2010 EBITDA EV: $174 - $203 million
11.0x - 13.0x F2010 EBIT $33.05 - $38.70
EV: $168 - $198 million
BrightPoint Accretion Analysis $31.10 - $34.75
8.0x - 9.0x F2010 EBITDA EV: $158 - $178 million
$0.02 to $0.07 EPS Accretive
Synergies of $5 to $10 million
Recent Small Cap M&A Valuations: $28.85 - $34.20
7.5x - 9.0x F2010 EBITDA EV: $145 - $174 million
10.0x - 12.0x F2010 EBIT $30.20 - $35.90
EV: $153 - $183 million
Small Cap M&A Premiums: $25.80 - $31.75
30% - 60% (4-Week Premium) EV: $132 - $164 million
$19.85 Current Price
$14 $16 $18 $20 $22 $24 $26 $28 $30 $32 $34 $36 $38 $40 $42
TESS Per Share Value
Valuation analysis per Discovery’s March 4, 2010 filing
($ in millions; FYE 3/31) Fiscal TTM Fiscal
Key Financial Data 2009A 9/30/09 2010P
Revenue $483.0 $458.9 $515.9
EBIT $11.2 $11.3 $15.3
EBITDA $15.4 $15.4 $19.3

Section IV Recommendations to Reclaim Shareholder Value

Establish a standing Strategic Alternatives Committee of independent directors to meet regularly and evaluate strategic opportunities, including expressions of takeover interest
Hire an investment banker to evaluate takeover interests that currently exist
Eliminate poison pill to indicate the Board’s openness to exploring a transaction
Establish annual election of all directors
Establish majority voting standard
Split Chairman and Chief Executive Officer role
Appoint non-executive Chairman
Facilitate Special Shareholder Meetings by reinstating 25% threshold
Improve the alignment between directors and shareholders through stock ownership guidelines for directors that include investments in the stock with personal funds, not just grants of options and stock
Recommendations to Reclaim Shareholder Value

Appendix A Discovery’s Letter to the Board of Directors Re: Rebuffing Offers (March 4, 2010)

Daniel J. Donoghue Managing Partner 1 312 265 9604 ddonoghue@thediscoverygroup.com

March 4, 2010

The Board of Directors
c/o Mr. David M. Young, Corporate Secretary
TESSCO Technologies Incorporated
11126 McCormick Road
Hunt Valley, MD  21031

Dear Directors:

As you know, Discovery Group is a long-term investor in TESSCO Technologies, Inc. and is also the largest, non-management owner of the Company holding 14.2% of the outstanding stock.  We are writing to bring to your attention certain inquiries we have received recently from private equity firms and large distribution companies interested in acquiring TESSCO.

It is unusual for a public shareholder to be contacted regarding such matters.   These parties have told us that they have attempted on multiple occasions to contact Mr. Bob Barnhill, Chairman and Chief Executive Officer, to discuss possible transactions, and that they have received no constructive response.  They have therefore contacted Discovery Group, as a significant TESSCO shareholder, in the hope that perhaps we could draw the Board’s attention to their interest.

Why Is TESSCO An Acquisition Target?

It is not surprising to learn that there is so much interest in a takeover of TESSCO Technologies.  The Company operates in an attractive growth sector of the economy, has demonstrated profitability that we believe can be substantially improved through consolidation with a larger firm, and trades at an extremely cheap valuation in the public market.

The wireless industry is one of the most vibrant sectors of the economy and TESSCO is admirably positioned as the market-leading distributor of end-to-end wireless system products.  TESSCO has a strong breadth and depth of product offerings.  In its supply-chain function TESSCO is protected against the vagaries of technological obsolescence.   For these reasons, large, wholesale, industrial distribution companies would benefit by adding TESSCO’s specialization to their business platforms.

Would-be acquirers of TESSCO also see an opportunity to create incremental value by optimizing procurement, storage, shipping and administration costs.  Distribution businesses drive profitability through economies of scale.  TESSCO is a relatively small distribution company, which in part accounts for its chronically sub-standard profitability.  Publicly-traded distribution companies in comparable lines of business typically generate operating margins in the range of

191 N. Wacker Drive, Suite 1685, Chicago, IL 60606

Mr. David M. Young
March 4, 2010

5%.  Over the past five years TESSCO’S operating margin averaged just 2%.  In an industry where competitiveness is driven by efficiency, it is crippling for a company of TESSCO’s size to bear the sizable costs of public ownership.  A combination with a larger organization would enhance TESSCO’s competitiveness leading to better service to customers, expanded career opportunities for employees and greater value to shareholders.

The business elements of TESSCO’s takeover appeal are complemented by its attractive (low) stock market valuation.  Larger publicly-traded distribution companies trade at enterprise valuations of 7.5-10X EBITDA.   Even after the recent run-up in TESSCO’s stock price, the public market valuation of the Company is only 5.1X our projected 2010 EBITDA.  The difference between TESSCO’s valuation and that of its likely acquirers leaves plenty of room for a transaction that is both accretive to the purchaser and rewarding to TESSCO’s owners, simply based on the differences in valuation multiples, before taking into account any cost redundancies that can be eliminated immediately following a transaction.

Why Is TESSCO Shunned By The Stock Market?

Microcap stocks are chronically undervalued due to systemic issues associated with that segment of the public equity market but TESSCO’s situation is exacerbated by what we believe is poor corporate governance that casts an additional pall over its stock market valuation.

We define microcaps as companies that have market capitalization between $25-$500 million.  TESSCO’s current market capitalization is approximately $100 million.  Microcap companies make up 60% of the universe of all U.S. public companies.  However, while microcaps are large in number, they only account for 3% of the market value of all publicly-traded firms.  As a result, microcaps have a difficult time attracting Wall Street’s attention and very few maintain an appropriate valuation for their stock.

We further parse market capitalization data by breaking public companies into deciles, where the top decile is the largest 10% of the public companies and the 10th decile is the smallest 10 percent of public companies.  TESSCO ranks in the 8th decile.  Trading liquidity of public stocks becomes significantly impaired at about the 5th decile and below.  Not coincidentally, valuations as measured by price-to-earnings multiples fall off precipitously after the 5th decile.  So while most microcap companies suffer valuation discounts associated with their size, TESSCO’s situation is acutely problematic because it is small even by microcap standards.

Repeatedly, Discovery Group has presented this information to TESSCO’s management and its directors, petitioning them to consider alternative solutions that could boost shareholder value.  It is our impression that management and the Board refuse to acknowledge the data and the implications for the Company’s owners.  In our view, this failure, and the associated governance practices we discuss below, is interpreted by the stock market as evidence of management entrenchment.  Management entrenchment is the intentional construction of barriers designed to protect management from losing control of the company.  We believe that in the case of TESSCO, the negative stigma of management entrenchment extracts a substantial toll from the valuation of its shares.

Mr. David M. Young
March 4, 2010

The evidence of this entrenchment can be found in the Board’s apparent apathy with respect to management’s missed operating targets, the Board’s adoption of anti-takeover mechanisms, the maintenance of staggered director terms that make it difficult for shareholders to recast the Board, and the repeated rebuffing of takeover overtures from well-financed strategic parties.

●
Missed Operating Targets.  When Discovery Group first began investing in TESSCO in 2005, management had an operating plan, characterized by Mr. Barnhill as “taken to the Board”, that would improve operating margins to 4-5% and double earnings per share (“EPS”) every year for five years.  The string of operating margins from 2005 to 2009 turned out to be; 2.0%, 1.8%, 2.5%, 1.6%, 2.3%. The 2005 EPS was $.92 and the 2009 EPS was $1.26.  Obviously, management’s performance was woefully short of plan.  It is our understanding that management has recently hatched a new plan to double revenues and double margins within a few short years.  It is common practice among entrenched management teams to have an operating plan, often grandiose in scope, which can be used to defend against unwanted takeover inquiries.  While we would be thrilled by such outstanding performance, the Board must not ignore the clear and relevant history of over-promising by this management team when evaluating shareholder alternatives.

●
Adoption of a “Poison Pill”. In 2008, the Board adopted a poison pill rights plan in response to the accumulation of 9.9% of TESSCO’s shares by Brightpoint, Inc.  As a large distributor of cellular equipment, Brightpoint is a credible strategic acquirer of TESSCO.  We believe that the threat that management might lose control of the Company to Brightpoint was the catalyst for establishing the poison pill.  The Board’s action signaled to Brightpoint, and all other potential suitors, that the leadership at TESSCO was not amenable to a transaction.  We believe the proper response would have been to engage in an exploratory dialogue with Brightpoint.  At last year’s annual shareholder meeting we submitted a proposal to eliminate the poison pill.  We demonstrated that TESSCO’s poison pill runs counter to modern corporate governance practices.  Our proposal received the endorsement of Riskmetrics, the leading proxy advisor to institutional investors.  An overwhelming 75% of non-management shareholders voted for our proposal yet the TESSCO Board ignored this important request of its constituency.

Related links to Edgar Archive:

Discovery’s SEC Filing to Eliminate Poison Pill
www.sec.gov/Archives/edgar/data/927355/000110465909004863/a09-4099_1sc13da.htm

Discovery’s Letter to Board After Poison Pill Vote
www.sec.gov/Archives/edgar/data/927355/000118811209001635/ex1.htm

●
Staggered Director Elections. For this year’s annual shareholder meeting, Discovery Group has submitted a proposal to eliminate TESSCO’s staggered director terms, so that each director must stand for reelection every year.  Like the poison pill, TESSCO’s staggered board terms are not, in our view, consistent with good governance practices and trends among public companies.  The best corrective action would be for the Board to embrace our proposal without putting it up for shareholder vote.

Mr. David M. Young
March 4, 2010

Discovery’s SEC Filing to Eliminate Staggered Director Elections
www.sec.gov/Archives/edgar/data/927355/000118811210000179/t67056_sc13da.htm

●
Rebuffing Takeover Overtures.  Several well-intentioned and credible private equity firms and public corporations have contacted us to express their frustration about not being able to get a sincere response to their calls to Mr. Barnhill.  They interpret Mr. Barnhill’s unresponsiveness as a clear signal that he is not interested in discussing potential transactions, regardless of the benefit to the public shareholders.  The Board’s reaction to Brightpoint, which included the adoption of a poison pill and the “greenmail” tactic of repurchasing Brightpoint’s shares, pursuant to an offer that was not likewise extended to other shareholders, suggests that the Board stands behind Mr. Barnhill’s unresponsiveness.

Discovery’s Letter to Board Regarding Brightpoint’s Interest
www.sec.gov/Archives/edgar/data/927355/000110465908044602/a08-18259_1ex1.htm

It is imperative that the Board recognizes that its position on these issues is transparent to the stock market.  As demonstrated earlier in this letter, the competition for investor capital is fierce among public companies, and among microcaps in particular.  TESSCO has an additional size disadvantage even among microcaps.  On top of all that, what we believe amounts to a governance crisis at TESSCO essentially rules out a fair market valuation for its shares.

How Much Shareholder Value Is Being Forsaken?

At a meeting at the TESSCO offices on January 20, 2010 with Mr. Barnhill and Mr. John Beletic, lead Director, Discovery Group presented specific quantitative data that predicts the valuation TESSCO would obtain in a competitive company sale process. The analysis is based on conventional investment banking methodology as the principals at Discovery Group are former investment bankers with considerable expertise in the field of mergers and acquisitions.  A current summary of the work is provided in an appendix to this letter.

At the time of this writing, the TESSCO share price of $19.96 reflects a total enterprise value of $99.6 million, after taking into account the Company’s cash, debt, and fully-diluted shares.  Discovery Group projects that earnings before interest, taxes, and depreciation (“EBITDA”) for fiscal 2010, which ends March 31, 2010, will be $19.3 million.  Thus, TESSCO trades at only 5.1 times our projected fiscal 2010 EBITDA.

It is interesting to note that the historical range of TESSCO’s EBITDA valuation over the past 10 years has a median of 6.0X.  While that historical valuation is low relative to industry standards, TESSCO shares are currently trading at a discount to its own historical norm.  We suspect that the actions of the Board in discouraging expressions of interest from potential suitors and not addressing other serious governance shortcomings has pushed away enough investors as to cause the excessively depressed valuation of late.

Mr. David M. Young
March 4, 2010

Discovery Group‘s change-of-control valuation indicates that TESSCO’s shares are worth between $30-$36.  That conclusion is based on a comprehensive set of quantitative valuation criteria and assumes a professionally managed process for identifying ownership alternatives.  Among other things, we analyzed comparable public company valuations, comparable M&A transactions in the industry, recent small-cap M&A valuations, recent premiums paid relative to pre-existing stock prices for public, small-cap takeovers, and an accretion/dilution analysis with Brightpoint, Inc.

As to the process, the key to obtaining full shareholder value is to move TESSCO from an inefficient public marketplace, where micro-caps are ignored and valuations are steeply discounted, to a more competitive private marketplace, where bidders can readily compute the true economic value that can be obtained through complete ownership and assimilation of a business.   It is critical, therefore, that potential suitors for TESSCO not be discouraged but rather embraced and ultimately organized into an open and fair process.  We are concerned that the defensive approach that TESSCO management has taken toward potential bidders in the past will leave the impression that management would never cooperate in a sale to those or other parties in the future.

It is, therefore, incumbent on the Board to address the opportunity to engage with interested acquirers of TESSCO given the large financial opportunity for its owners.  We strongly believe, on the basis of comprehensive and relevant analysis, that a company sale would yield at least a 50% premium for shareholders relative to the current market valuation.  Discovery Group is concerned, however, that Mr. Barnhill’s sway over this Board, as well as the directors’ own lack of incentives to maximize shareholder value, stand in the way of proper and assertive Board action.

What Is Motivating Board Complacency?

The governance crisis at TESSCO is a textbook case of misalignment of incentives and conflicts of interest.  TESSCO’s non-management directors have personally invested their own funds in an inconsequential amount of stock while enjoying significant cash compensation and other prerequisites.  The most current SEC filings indicate that non-management directors have beneficial ownership in 5.3% of the outstanding TESSCO shares.  However, excluding equity securities that the directors essentially gave each other, at the expense of the public shareholders, the ownership level is not even 1%.   Even more discouraging, the ownership level would be higher except that many of the directors have sold vested equity awards in the past.

A perfect example is Mr. Dennis J. Shaughnessy, one of the two directors that will likely be standing for re-election at this year’s annual shareholder meeting.  According to SEC filings, Mr. Shaughnessy has beneficial ownership of 27,068 TESSCO common shares. However, a closer analysis of the data reveals that none of those shares was purchased in the open market by Mr. Shaughnessy.  We can find no record of Mr. Shaughnessy ever buying a share of TESSCO stock with his own funds.  All his TESSCO shares have been given to him by the Company.   Mr. Shaughnessy has been a director since 1989 and over that period we estimate that he has collected roughly $500,000 in cash directors’ fees, in addition to perhaps another half million dollars worth of stock awards, yet has never cared to reinvest any of the cash remuneration back into the Company’s stock.  Further, Mr. Shaughnessy has actually sold some of his awarded stock.  This

Mr. David M. Young
March 4, 2010

lack of personal investment suggests to us that Mr. Shaughnessy may not believe in TESSCO’s prospects, may not consider the stock undervalued, and may not be the best person to represent the interests of shareholders like Discovery Group that put their capital at risk in this Company.

Interestingly, the only other director standing for reelection this year is Mr. Jay G. Baitler.  Mr. Baitler has been a director since 2007 and has been employed since 1995 by Staples, Inc.  Staples has exceptional governance standards outlined in a straightforward and accessible Corporate Governance statement in its annual proxy.  Unlike TESSCO, Staples does not have a staggered Board, does not have a poison pill, requires minimum levels of equity ownership by its directors, and requires that directors be elected by a majority of the shareholders.  It must be challenging for Mr. Baitler to reconcile Staples’ approach to stewardship, which is very shareholder-focused, with that of TESSCO, which seems to us so blatantly management-centric.

It is worth mentioning at this point that at the upcoming 2010 annual meeting of TESSCO shareholders, Discovery Group plans to withhold its votes for Messrs. Shaughnessy and Baitler due to our view that they have demonstrated a lack of regard for the interests of non-management shareholders.

Mr. Barnhill, the Chairman and Chief Executive Officer, greatly augments the insider ownership of the TESSCO Board.  But therein lies the problem, we believe.  Mr. Barnhill appears to exert tremendous influence over the Board but he has personal interests at stake in any proposed sale of the Company that may not be consistent with the public shareholders, including a history of what we view as exorbitant personal compensation as well as employment benefits for several family members.  Total compensation for Mr. Barnhill shown in last year’s proxy statement was $1.6 million, which we consider egregiously higher than the median CEO compensation of $625,000 for the public companies in TESSCO’s 8th decile size range.  It is probably not a coincidence that TESSCO directors receive compensation that is substantially higher than directors at similarly-sized public companies.  The Company has also employed Mr. Barnhill’s wife and son, as reported in the 2008 proxy statement.  Meanwhile, Mr. Barnhill uses his large stock position to vote counter to the great majority of the public shareholders on matters like the poison pill, which he led the Board to adopt in the face of a takeover threat that could have cost him these benefits.

In both a great irony and a great insult to shareholders, Mr. Barnhill is a steady seller of TESSCO stock, which puts pressure on an already illiquid market and destabilizes investor confidence in the Company, yet his ownership stake is regularly replenished through equity securities given to him by the Board.  Apparently the Board does not appreciate the illogic of using equity incentives to motivate a CEO that is selling stock.

In the face of an extremely low Company valuation and multiple expressions of acquisition interest by credible parties, the time is long past due for this Board of Directors to put aside these various conflicts and disincentives in order to properly fulfill its fiduciary duty.

Our Recommendation: Immediately Hire an Investment Banker

When a company is the subject of takeover interest, and its directors and management have potential conflicts of interest in considering those expressions of interest, there is a well-established protocol to address the situation.  Public companies with well meaning and well

Mr. David M. Young
March 4, 2010

advised Boards sort out these matters by forming a special committee of the Board comprised of only independent directors.   That Special Independent Committee typically engages its own advisers, both legal and financial.

A nationally-recognized investment banking firm is then charged with coordinating a dialogue between the Special Independent Committee and TESSCO’s potential suitors.  At the conclusion of the process the investment banker will have adequate information to advise the Special Independent Committee, and ultimately the Board, on the best course of action for all its shareholders, which may be to sell the company or to continue to operate independently.  Please notice that there is no downside to such a process.  The Board maintains flexibility in charting the proper course for the Company and the directors are endowed with significantly more information with which to do so.

As the largest non-management shareholder in TESSCO, Discovery Group considers any expression of interest in acquiring TESSCO to be friendly and believes that other public shareholders would likewise want management to be responsive to inquiries.  It is only management’s rebuffing of expressions of interest, without appropriate consideration by disinterested directors, which we find to be hostile to the Company’s owners.  Until the Board takes the corrective action of forming a Special Independent Committee and engaging an investment banker, Discovery Group will continue to make the Board aware of any opportunities to enhance shareholder value, including any expressions of interest from potential suitors that we learn are meeting resistance from management.

Respectfully submitted,

DISCOVERY GROUP, LLC.

Daniel J. Donoghue
Managing Member

Appendix B Discovery’s 14(a)-8 Shareholder Proposal Re: Board Declassification (February 1, 2010)

Daniel J. Donoghue Managing Partner 1 312 265 9604 ddonoghue@thediscoverygroup.com

February 1, 2010

VIA FEDEX

TESSCO Technologies Incorporated
11126 McCormack Road
Hunt Valley, Maryland 21031

Attn:  David M. Young, Corporate Secretary

Dear Mr. Young:

On behalf of Discovery Equity Partners, L.P. (“Discovery”), we hereby submit pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the “Act”), the enclosed shareholder proposal (the “Proposal”) for inclusion in the TESSCO Technologies Incorporated (the “Company”) proxy statement for the Company’s 2010 Annual Meeting of Stockholders.

The Proposal requests that the Board of Directors (the “Board”) declassify the Board and thereby submit all directors for shareholder election on an annual basis rather than staggering their individual elections to occur once every three years.

Discovery is the beneficial owner of 580,870 shares of the Company’s common stock (the “Common Stock”) held in “street” name.  Discovery has held shares of Common Stock with a market value of at least $2,000 continuously for more than a year prior to the date of this letter.  To confirm this ownership as permitted under Rule 14a-8 , we have enclosed herewith a copy of each of the following forms filed by Discovery under the Act with respect to the Company:  (i) the Form 3 filed June 30, 2008, (ii) Form 4 filed July 3, 2008, (iii) Form 4 filed March 23, 2009, (iv) Form 4 filed April 13, 2009, (v) Form 4 filed June 3, 2009, (vi) Form 4 filed June 8, 2009, (vii) Form 4 filed June 12, 2009, (viii) Form 4 filed June 22, 2009, (ix) Form 4 filed June 25, 2009, (x) Form 4 filed July 1, 2009, and (xi) Form 4 filed July 9, 2009.

In accordance with Rule 14a-8(b) under the Act, please be advised that it is Discovery’s intention to continue to own shares of the Common Stock having a market value in excess of $2,000 through the date on which the Company’s 2010 Annual Meeting is held.

As required by Rule 14a-8 under the Act, either the undersigned or another designated representative of Discovery will present the Proposal for consideration at the Company’s 2010 Annual Meeting.

191 N. Wacker Drive, Suite 1685, Chicago, IL 60606

TESSCO Technologies Inc.
February 1, 2010

It is our hope that the Board of Directors will do what is in the best interests of the Company’s shareholders by promptly taking the action suggested in the proposal.  There is no need to wait until the 2010 annual meeting to have the shareholders formally mandate the correct course of action.

In the meantime, if senior management or members of the Board of Directors would like to discuss our proposal or other matters related to the Company, we would be more than happy to arrange a meeting for such purpose.

Sincerely,

DISCOVERY EQUITY PARTNERS, L.P.

By:	Discovery Group I, LLC, its General Partner

By:
Daniel J. Donoghue, Managing Member

Enclosure

RESOLVED, that the stockholders of TESSCO Technologies Incorporated (“TESSCO”) request that the Board of Directors eliminate the Shareholder Rights Plan that was adopted on February 1, 2008.

Supporting Statement:

Discovery Equity Partners L.P. (“DEP”) owns 544,524 TESSCO shares. Discovery Group I, LLC, DEP’s general partner, manages investment funds that own 13.4% of TESSCO, making Discovery Group TESSCO’s largest independent stockholder.  We are deeply troubled by the action taken by the Board on February 1, 2008 to deploy a corporate defense tactic aimed directly at thwarting a possible purchase of the Company.

The Board adopted the Rights Plan, often referred to as a Poison Pill, in direct response to Brightpoint, Inc.’s open-market acquisition of a 9.1% ownership position in TESSCO.  Brightpoint, a larger distributor of wireless equipment, was a logical strategic acquirer of TESSCO.  The aim of the Poison Pill seems to have been to block any unsolicited attempt by Brightpoint, or others, to acquire TESSCO, by preventing ownership of more than 20% of TESSCO stock without the Board’s approval.

It appears that the Board feared that shareholders would not agree with the adoption of a Poison Pill because; 1) the Board did not seek the shareholders’ consent, and 2) the Board simultaneously implemented Bylaw changes that increase the percentage of stockholders required to call a special stockholder meeting from 25% to 50%, thereby making it more difficult for stockholders to take contravening actions to the Board’s Poison Pill maneuver.

As a result of the Board’s defensive measures, we suspect that Brightpoint came to realize the futility of its strategic interest in TESSCO.  On July 1, 2008, TESSCO announced that it had agreed to repurchase Brightpoint’s shares.  This occurred just weeks after a June 12, 2008 meeting we held with Mr. Robert Barnhill, Chairman and Chief Executive Officer, at which we proposed that TESSCO conduct a share repurchase program so that any public shareholders desiring liquidity could have an opportunity to sell some shares back to the Company.  Mr. Barnhill objected to our idea on the basis of wanting to maintain long-term financial flexibility.  This goal was quickly trumped by the opportunity to be rid of a potential acquirer when Brightpoint, and no other shareholder, was provided full liquidity at $13.64 per share.

TESSCO Board’s actions run countercurrent to good corporate governance practices.  At present, less than one-third of the companies in the S&P 500 and the Russell 2000 have Poison Pills and that number is in decline.  According to its published criteria, proxy-advisor ISS will recommend that shareholders vote against director nominees if a Board adopts a Poison Pill without shareholder approval or does not commit to a shareholder vote within 12 months of adoption.  Glass-Lewis, another proxy advisor, states “…typically we recommend that shareholders vote against these plans to protect their financial interests…”

Vote FOR this proposal to communicate to the Board that no impediments should exist to any transaction, including a Company sale, which could be of financial benefit to public shareholders.

Appendix C Discovery’s Letter to the Board of Directors Re: 2009 Shareholder Meeting Results (July 23, 2009)

Daniel J. Donoghue Managing Partner 1 312 265 9604 ddonoghue@thediscoverygroup.com

July 23, 2009

The Board of Directors
c/o David M. Young, Corporate Secretary
TESSCO Technologies Incorporated
11126 McCormick Road
Hunt Valley, MD 21031

Dear Directors:

At today’s 2009 Annual Meeting of Shareholders, the non-management shareholders of TESSCO Technologies spoke loudly and clearly against the anti-takeover devices adopted by the Board on February 1, 2008 without shareholder consent.  Excluding the shares voted by directors and management, which we assume were voted against our proposal as recommended by management, 75% of the shareholders casting votes were in favor of our proposal to eliminate the Shareholder Rights Plan (“poison pill”).   The outcome was not surprising given that ISS Governance Services, the leading proxy advisory firm to institutional investors, concluded in their independent report on this matter dated July 7, 2009 that it would be in the shareholders’ best interest to vote for the elimination of the pill.  It is incumbent on the TESSCO Board to respond promptly to the expressed wishes of these non-conflicted shareholders to eliminate the poison pill.

The Board should exclude the shares voted by directors and management from its considerations because of the obvious conflict of interest.  Management and directors have their jobs at stake in any potential acquisition of the company.  It has become clear to us over the past few years that management is opposed to any change-of-control in the company.

In fact, the poison pill was implemented in response to a perceived acquisition threat by a strategic suitor.  On November 19, 2007, Brightpoint, Inc. disclosed that it had acquired approximately 10% of the TESSCO shares.  We believe Brightpoint was motivated by the opportunity to eliminate significant cost redundancies between the two companies, which may have included certain executive positions at TESSCO, perhaps even that of Mr. Robert Barnhill, the current Chairman and Chief Executive Officer.  Shortly thereafter, the Board adopted the poison pill, a defensive device that is in decline among public companies and runs counter to modern governance practices, and simultaneously increased the threshold level for shareholders to call a special meeting.  Both actions stripped shareholders of rights without their consent.  Additionally, we believe that Mr. Barnhill rebuffed all direct overtures from Brightpoint to discuss strategic alignment of the firms.  These defensive tactics stymied Brightpoint’s interest in TESSCO.  The episode concluded with the use of company resources to directly repurchase the Brightpoint shares in another defensive maneuver commonly referred to as “greenmail” which provided more favorable terms to Brightpoint than to other shareholders, specifically complete liquidity for shares that otherwise suffer limited trading volume.

Further evidence of management’s entrenched stance is our attempt several years ago  to introduce Mr. Barnhill to the Chief Financial Officer of a very large industrial distribution company that expressed

191 N. Wacker Drive, Suite 1685, Chicago, IL 60606

TESSCO Technologies, Inc.
July 23, 2009

interest to us in exploring strategic opportunities with TESSCO.  We arranged an introduction between that executive and Mr. Barnhill.  Later we learned that Mr. Barnhill failed to follow-up with the other party and would not return his phone calls.  Very recently, we have become aware of several private equity firms that have attempted to contact Mr. Barnhill to explore the possibility of a “going-private” transaction.  We understand that Mr. Barnhill has rebuffed these parties and, in many instances, failed to return their phone calls.  We are not surprised given that in our own discussions with Mr. Barnhill about the merits of a “going-private” transaction, his principal concern has been that the process will ultimately lead to a strategic takeover of the company.

We think Mr. Barnhill is right on that point. The takeover interest in TESSCO is likely to be strong.  The business is strategically well positioned and the shares are chronically under-valued.  The weak trading value of the stock reflects the inefficiencies of its micro-cap status; 1) trading illiquidity, 2) lack of institutional investor interest, and 3) limited equity research.  Those conditions are not going to change. To wit, companies with less than $500 million in market capitalization comprise 80% of all publicly traded firms but constitute a negligible 3.5% of the value of the public equity market.  TESSCO’s market capitalization is less than $75 million, making it obscure even among micro-cap companies.  Regardless of the company’s performance, we do not believe shareholders can obtain full economic value for their investment in the public market.  The competitive and efficient market for TESSCO ownership is the merger and acquisition market.  Unfortunately, your executive management team has sent strong signals to the M&A market that it is opposed to a transaction and its posture is supported by the poison pill and other defensive mechanisms that this Board has allowed.

Good governance compels the TESSCO Board to immediately rescind the poison pill based on the overwhelming vote of its non-management shareholders.  Given the circumstances outlined above, the Board should also form a standing Strategic Alternatives Committee of the Board to adopt and supervise specific guidelines to respond to strategic interest expressed by other parties in order to avoid the conflicts between management’s interests and those of the shareholders in these matters.

Respectfully submitted,

DISCOVERY EQUITY PARTNERS, L.P.
By:  Discovery Group I, LLC, its General Partner

By:
Name: Daniel J. Donoghue, Managing Member

Appendix D Discovery’s 14(a)-8 Shareholder Proposal Re: Poison Pill (January 28, 2009)

Daniel J. Donoghue Managing Partner 1 312 265 9604 ddonoghue@thediscoverygroup.com

January 28, 2009

VIA FEDEX

TESSCO Technologies, Inc.
11126 McCormick Road
Hunt Valley, MD 21031-1494

Attn:  David M. Young, Corporate Secretary

Dear Mr. Young:

On behalf of Discovery Equity Partners, L.P. (“Discovery”), we hereby submit pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the “Act”), the enclosed shareholder proposal (the “Proposal”) for inclusion in the TESSCO Technologies, Inc. (the “Company”) proxy statement for the Company’s 2009 Annual Meeting of Stockholders. The Proposal requests that the Board of Directors terminate the Company’s Shareholder Rights Plan.

Discovery is the beneficial owner of 544,514 shares of Common Stock held in “street” name.  Discovery has held shares of Common Stock with a market value of at least $2,000 continuously for more than a year prior to the date of this letter.  A letter from Discovery’s broker, Charles Schwab, confirming such ownership is enclosed herewith.

In accordance with Rule 14a-8(b) under the Act, please be advised that it is Discovery’s intention to continue to own shares of the Common Stock having a market value in excess of $2,000 through the date on which the Company’s 2009 Annual Meeting is held.

As required by Rule 14a-8 under the Act, either the undersigned or another designated representative of Discovery will present the Proposal for consideration at the Company’s 2009 Annual Meeting.

If senior management or members of the Board of Directors would like to discuss our proposal, we would be pleased to arrange a meeting for such purpose.

Sincerely,

DISCOVERY EQUITY PARTNERS, L.P.
By:	Discovery Group I, LLC, its General Partner

By:
Daniel J. Donoghue, Managing Member

Enclosure

191 N. Wacker Drive, Suite 1685, Chicago, IL 60606

RESOLVED, that the stockholders of TESSCO Technologies Incorporated (“TESSCO”) request that the Board of Directors eliminate the Shareholder Rights Plan that was adopted on February 1, 2008.

Supporting Statement:

Discovery Equity Partners L.P. (“DEP”) owns 544,524 TESSCO shares. Discovery Group I, LLC, DEP’s general partner, manages investment funds that own 13.4% of TESSCO, making Discovery Group TESSCO’s largest independent stockholder.  We are deeply troubled by the action taken by the Board on February 1, 2008 to deploy a corporate defense tactic aimed directly at thwarting a possible purchase of the Company.

The Board adopted the Rights Plan, often referred to as a Poison Pill, in direct response to Brightpoint, Inc.’s open-market acquisition of a 9.1% ownership position in TESSCO.  Brightpoint, a larger distributor of wireless equipment, was a logical strategic acquirer of TESSCO.  The aim of the Poison Pill seems to have been to block any unsolicited attempt by Brightpoint, or others, to acquire TESSCO, by preventing ownership of more than 20% of TESSCO stock without the Board’s approval.

It appears that the Board feared that shareholders would not agree with the adoption of a Poison Pill because; 1) the Board did not seek the shareholders’ consent, and 2) the Board simultaneously implemented Bylaw changes that increase the percentage of stockholders required to call a special stockholder meeting from 25% to 50%, thereby making it more difficult for stockholders to take contravening actions to the Board’s Poison Pill maneuver.

As a result of the Board’s defensive measures, we suspect that Brightpoint came to realize the futility of its strategic interest in TESSCO.  On July 1, 2008, TESSCO announced that it had agreed to repurchase Brightpoint’s shares.  This occurred just weeks after a June 12, 2008 meeting we held with Mr. Robert Barnhill, Chairman and Chief Executive Officer, at which we proposed that TESSCO conduct a share repurchase program so that any public shareholders desiring liquidity could have an opportunity to sell some shares back to the Company.  Mr. Barnhill objected to our idea on the basis of wanting to maintain long-term financial flexibility.  This goal was quickly trumped by the opportunity to be rid of a potential acquirer when Brightpoint, and no other shareholder, was provided full liquidity at $13.64 per share.

TESSCO Board’s actions run countercurrent to good corporate governance practices.  At present, less than one-third of the companies in the S&P 500 and the Russell 2000 have Poison Pills and that number is in decline.  According to its published criteria, proxy-advisor ISS will recommend that shareholders vote against director nominees if a Board adopts a Poison Pill without shareholder approval or does not commit to a shareholder vote within 12 months of adoption.  Glass-Lewis, another proxy advisor, states “…typically we recommend that shareholders vote against these plans to protect their financial interests…”

Vote FOR this proposal to communicate to the Board that no impediments should exist to any transaction, including a Company sale, which could be of financial benefit to public shareholders.

Appendix E Discovery’s Letter to the Board of Directors Re: Negative Response to Brightpoint (July 8, 2008)

Daniel J. Donoghue Managing Partner 1 312 265 9604 ddonoghue@thediscoverygroup.com

July 8, 2008

The Board of Directors
c/o David M. Young, Corporate Secretary
TESSCO Technologies Incorporated
11126 McCormick Road
Hunt Valley, MD  21031

Dear Directors:

Several important proposals are to be considered at the Annual Meeting of Shareholders on July 24, 2008.  Discovery Group (“Discovery”) is the largest independent shareholder of TESSCO holding 635,399 shares or approximately 13% of the common stock outstanding.  As such, we feel obliged to explain the votes we are submitting with our proxy.

Proposal No. 1 - Election of Directors

Discovery voted against (“Withhold Authority”) Messrs. Barnhill and Konsynski.  While we hold both director nominees in high professional regard, we are dismayed by the Board’s adoption on February 1, 2008 of (i) a Shareholder Rights Plan (“Poison Pill”) to prevent ownership of more than 20% of TESSCO stock, and (ii) an amendment to the Company’s Bylaws increasing the percentage of consenting stockholders that are required to call a special stockholder meeting from 25% to 50%.  We believe both these items are material to the rights and ownership value of TESSCO shares and, therefore, should have been voted upon by the stockholders.

We have been suspicious of the motives behind these Board actions given the circumstances under which they occurred.  The Board appears to have acted in direct response to a filing by Brightpoint, Inc. on November 19, 2007 disclosing that Brightpoint had acquired 470,000 shares, which is approximately 9.1% of the outstanding TESSCO shares.  Brightpoint, a larger distributor of wireless devices and accessories, is a logical strategic acquirer of TESSCO.  The aim of the Poison Pill seems to be to thwart any attempt by Brightpoint, or others, to acquire TESSCO regardless of the potential benefits of such a transaction.  The Bylaw changes serve to bolster this defensive tactic by making it more difficult for shareholders to override the Poison Pill.  Our suspicions were confirmed on July 1, 2008, when TESSCO announced that management had negotiated to repurchase all Brightpoint’s shares and had extracted as consideration for such repurchase Brightpoint’s agreement that it will not seek to acquire TESSCO or any of its assets or businesses for one year.

This buyback of Brightpoint’s stock came as a shock to us.  Just a few weeks ago, on June 12, 2008, at a meeting at the TESSCO offices with Mr. Robert Barnhill, Chairman and Chief Executive Officer, we proposed that TESSCO conduct a share repurchase program so that any of

191 N. Wacker Drive, Suite 1685, Chicago, IL 60606

TESS Board of Directors
July 8, 2008

the public shareholders seeking liquidity might have an opportunity to sell some of their shares back to the Company.  Mr. Barnhill objected to the idea on the basis of wanting to maintain financial flexibility.  Similarly, several years ago, Discovery offered to sell a block of shares back to the Company but Mr. Barnhill told us that buying our block would impinge on the Company’s financial flexibility.  Mr. Barnhill appears to be only interested in share repurchases that eliminate the threat of potential takeover.

All these signs point to an emerging governance crisis at TESSCO, specifically director and management entrenchment, the payment of greenmail to cement management control, and disregard for the welfare of employees, customers and shareholders.  On numerous occasions, we have spoken with Mr. Barnhill about the fact that TESSCO struggles to achieve industry standard profitability and that TESSCO is too small to attract institutional investors, high quality research coverage, and a competitive valuation in the public market.  A potential acquisition by a larger strategic suitor directly addresses these deficiencies by creating revenue and cost synergies that could make the operation more competitive for the long-term benefit of customers and employees, while potentially yielding an attractive financial gain for shareholders.

For those reasons, we would have expected the Board to welcome Brightpoint’s investment and to facilitate a dialogue with Brightpoint about any possible strategic alignment between the two companies.  Instead, the Board’s adoption of a Poison Pill and higher barriers for shareholders to convene a meeting only serve to stymie interaction with would-be suitors, as well as TESSCO’s current owners.   It is especially disconcerting to watch Mr. Barnhill gradually reduce his personal investment in TESSCO, while offsetting the resulting decrease in his control with these antiquated shareholder-disenfranchising maneuvers.  The proxy that TESSCO demanded from Brightpoint, allowing TESSCO management to vote all the Brightpoint shares at the upcoming Annual Meeting, further evidences how sensitive the Board has become that shareholders may be ready to rise up and vote their shares against the Board’s recommendations in protest against these recent shareholder-disenfranchising moves.

TESSCO’s Board is regressing toward a model of management entrenchment while most U.S. companies are updating their corporate governance to embrace improved shareholder rights.   At present only 28% of the companies in the S&P 500 have Poison Pills and that number is in decline.  Our perspective on this issue has been corroborated by ISS and Glass-Lewis, the leading proxy advisory firms.  According to its published criteria, ISS recommends AGAINST or WITHHOLD from all director nominees if the Board adopts a Poison Pill without shareholder approval or does not commit to putting it to a shareholder vote within 12 months of adoption.

As the largest independent stockholder in TESSCO we implore the Board to (i) remove the poison pill, and (ii) rescind the change to the requirements to call special stockholder meetings.  Without these changes, Discovery will not be able support the current TESSCO Board of Directors.

Proposal No. 2 - Extend the date through which awards may be granted under the 1994 Stock and Incentive Plan

Discovery voted for this proposal.  The Plan would otherwise expire in one year.  Generally, we believe that management stock incentives foster an alignment with shareholder objectives, provided that the equity awards to management are not overly dilutive to shareholders.

TESS Board of Directors
July 8, 2008

Proposal No. 3 – Increase the number shares of common stock available for award under the 1994 Stock and Incentive Plan

Discovery voted for this proposal with serious reservations.  Discovery conducted a historical study of the dilutive impact of the equity incentive plans at all publicly-traded small-cap companies, ($100-500 million in equity market capitalization).  For the 1400 small-cap firms we studied, we found that the median amount of equity incentives outstanding as a percentage of common shares outstanding has hovered in the 5-6% range for the past five years.  The dilution suffered by TESSCO shareholders has been meaningfully greater, currently amounting to almost 15%, including the large recent issue of Performance Stock Units.  We recently spoke with TESSCO Chief Financial Officer, Dave Young, about the implications for the company.  The difference seems to be symptomatic of TESSCO’s small size relative to its executive compensation objectives.  We understand the importance of equity incentives, and generally find the Performance Stock Unit program to be a better vehicle than standard option programs. However, given the Company’s history of exceedingly dilutive award levels, we urge the Board to exercise greater restraint with respect to future grants.  The Board should seek to bring TESSCO’s equity incentive dilution in line with comparable public companies.  This issue also highlights the challenge that TESSCO faces serving all its constituencies if it insists on remaining public and independent.

Proposal No. 4 – Approve the performance criteria of the 1994 Stock and Incentive Plan for the purpose of Section 162(m) of the Internal Revenue Code

Discovery voted for this proposal.

Proposal No. 5 – Ratify the appointment of Ernst & Young LLP as the independent public accounting firm

Discovery voted for this proposal.

If the Directors of TESSCO have any questions or comments with respect to our voting considerations, please feel free to contact us.

Respectfully Submitted,

DISCOVERY GROUP I, LLC

By:	/s/ Daniel J. Donoghue
Daniel J. Donoghue
Managing Member